UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-34238

THE9 LIMITED

17 Floor, No. 130 Wu Song Road

Hong Kou District, Shanghai 200080

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The9 Limited Regains Compliance with Nasdaq Listing Requirement

The9 Limited (“The9”) (Nasdaq: NCTY), an established Internet company, today announced that it received a notification letter from the Nasdaq Stock Market LLC (“Nasdaq”) on January 19, 2021 stating that The9 has regained compliance with the minimum market value of listed securities requirement under Nasdaq Listing Rule 5550(b)(2) and the matter is now closed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ George Lai
Name:	:	George Lai
Title:	:	Director and Chief Financial Officer

Date: January 21, 2021